MONTHLY REPORT - OCTOBER 2008
                              Global Macro Trust
             The net asset value of each unit as of October 31, 2008
              was $1,335.34, up 8.52% from $1,230.55 per unit
                            as of September 30, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (678,016.390       $  8,612,859     825,716,934    834,329,793
   units) at September 30, 2008
Addition of 26,676.320 units on          33,544      32,793,063     32,826,607
   October 1, 2008
Redemption of 11,786.070 units on            (0)    (15,738,411)   (15,738,411)
   October 31, 2008, 2008*
Net Income (Loss) - October 2008        965,544      73,283,990     74,249,534
                                   -------------  --------------  -------------
Net Asset Value at October 31,     $ 9,611,947      916,055,576    925,667,523
   2008                            =============  ==============  =============
Net Asset Value per Unit at
October 31, 2008 (693,205.180
units inclusive of 298.540
additional units.)                                $    1,335.34

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  55,165,397    124,747,846

      Change in unrealized gain (loss) on open       39,707,499     43,627,644
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.      1,186,683        235,569
         Treasury obligations


   Interest income                                    1,437,356     18,586,497

   Foreign exchange gain (loss) on margin               397,013       (648,347)
      deposits
                                                  --------------  -------------
Total: Income                                        97,893,948    186,549,209

Expenses:
   Brokerage commissions                              5,395,308     42,967,344

   20.0% New Trading Profit Share                    17,965,217     24,280,953

   Custody Fees                                               0        102,149

   Administrative expense                               283,889      1,893,319
                                                 ---------------  -------------
Total: Expenses                                      23,644,414     69,243,765

                                                  $  74,249,534    117,305,444

Net Income (Loss) - October 2008
* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      November 10, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 8.52% for October, 2008. Year-to-date the Trust is up 15.40%.

The crisis gripping world financial markets and economies accelerated in October despite energetic efforts by global governments and central banks to restore liquidity and confidence. Market participants deleveraged massively in response to margin calls, the loss of credit facilities, or to avoid insolvency. World equity and corporate debt markets registered one of their greatest monthly losses in history; the yen and the dollar posted record monthly gains on repatriation of assets invested abroad and a massive unwind of the carry trade which used borrowing in the low-interest rate yen and dollars to invest in higher yielding currencies or other assets; and commodities continued their precipitous decline as global economic recession appeared to be a certainty.

The tumult in the financial markets generated substantial profits from the Trust's trading of stock index and interest rate futures and foreign exchange, but larger profits accrued from commodity futures trading. Volatility in the markets is a key determinant of position size in our methodology, and October's extreme volatility resulted in very light positions by historical standards.

The strong dollar, economic slowdown and deleveraging all contributed to the tsunami sweeping over the commodity markets and driving prices down. In the agricultural markets short positions in grains, tropical soft commodities and livestock were all profitable. In energy, short positions in Brent and WTI crude oil, heating and gas oil, natural gas, unleaded gasoline (RBOB) and Tokyo gasoline and kerosene were profitable. In the metals, short positions in precious metals --gold, platinum and silver --were profitable, and industrial metal shorts --zinc, copper, lead, nickel and aluminum --were more profitable. The unleveraged long only indices again highlight the washout in commodity prices. The Dow Jones-AIG Commodity Index was down 21.3% in October (27.6% year to date) and the S&P Goldman Sachs Commodity Index was down 28.2% in October (27.6% year to date).

Stock index futures were the most profitable financial sector. Short index positions in Europe, the U.S., Japan, Singapore, Taiwan, Hong Kong, China, India, Australia and South Africa were profitable.

In currency trading, long dollar positions versus the Australian, New Zealand and Canadian dollars, Brazilian real, Columbian peso, euro, British pound, Swedish krona, Indian rupee, Singapore dollar and South African rand were profitable. In non-dollar cross rate trading, long positions in the yen and Swiss franc versus the Australian and New Zealand dollars, a long position in the Swiss franc versus the Norwegian crone and a long position in the yen versus the British pound were profitable.

In interest rate trading, the spread of corporate debt interest rates over government debt widened substantially. The primary beneficiaries in the futures markets were shorter term instruments, and long positions in eurodollars, 2-year and 5-year U.S. Treasury notes, Australian bills and 3-year notes, Canadian bankers acceptances and sterling rates were profitable. As noted in last month's letter, interest rate futures contracts relate mainly to sovereign debt instruments which have exhibited a strong tendency to rise at times of financial panic.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman